Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes(1)	$837	$4,490	$3,888	$(1,956)	$4,772	$4,521
Less:
Undistributed income (loss) of investees accounted for under the equity method	218	100	(172)	(1,026)	109	70
Interest capitalized	—	—	—	5	6	—

Adjusted earnings	619	4,390	4,060	(935)	4,657	4,451

Add fixed charges:
Interest credited to policyholders’ account balances	823	4,209	4,484	2,335	3,222	2,917
Gross interest expense(2)	318	1,224	1,168	1,401	1,502	1,217
Interest component of rental expensed	18	77	77	64	60	58

Total fixed charges	1,159	5,510	5,729	3,800	4,784	4,192

Total earnings plus fixed charges	$1,778	$9,900	$9,789	$2,865	$9,441	$8,643

Ratio of earnings to fixed charges(3)	1.53	1.80	1.71	—	1.97	2.06

(1)	Excludes earnings attributable to noncontrolling interests. The year ended December 31, 2009 includes a $2.247 billion pre-tax gain related to the sale of the Company’s minority joint venture interest in Wachovia Securities.
(2)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the year ended December 31, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $935 million would have been required for the year ended December 31, 2008 to achieve a ratio of 1:1.